UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2 (a)

(Amendment No. 12)*

CYBEX INTERNATIONAL, INC.

(Name of issuer)

Common Stock

(Title of class of securities)

23252E 10 6

(CUSIP number)

James H. Carll, Esq.

Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033

(856-795-2121)

(Name, address and telephone number of person authorized to receive notices and communications)

June 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 23252E 10 6
1)	Name of reporting person I.R.S. Identification No. of Above Person (Entities Only) UM Holdings Ltd. 22-1982496
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions)
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power Zero
	(8)	Shared voting power Zero
	(9)	Sole dispositive power Zero
	(10)	Shared dispositive power Zero
11)	Aggregate amount beneficially owned by each reporting person 0
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 0.00%
14)	Type of reporting person (see instructions) HC and CO

(Continued on the following pages)

CUSIP No. 23252E 10 6
1)	Name of reporting person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) UM Equity Corp. 22-3344565
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions)
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,222,461
	(8)	Shared voting power Zero
	(9)	Sole dispositive power 4,222,461
	(10)	Shared dispositive power Zero
11)	Aggregate amount beneficially owned by each reporting person 4,222,461
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 24.7% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing)
14)	Type of reporting person (see instructions) CO

CUSIP No. 23252E 10 6
1)	Name of reporting person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) UM Investment Corp. 51-0266463
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,708,867
	(8)	Shared voting power Zero
	(9)	Sole dispositive power 2,708,867
	(10)	Shared dispositive power Zero
11)	Aggregate amount beneficially owned by each reporting person 2,708,867
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 15.8% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing)
14)	Type of reporting person (see instructions) CO

CUSIP No. 23252E 10 6
1)	Name of reporting person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) John Aglialoro
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions)
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 775,149
	(8)	Shared voting power Zero
	(9)	Sole dispositive power 775,149
	(10)	Shared dispositive power Zero
11)	Aggregate amount beneficially owned by each reporting person 775,149
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 4.5% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing)
14)	Type of reporting person (see instructions) IN

CUSIP No. 23252E 10 6
1)	Name of reporting person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) Joan Carter
2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions)
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 757,192
	(8)	Shared voting power Zero
	(9)	Sole dispositive power 757,192
	(10)	Shared dispositive power Zero
11)	Aggregate amount beneficially owned by each reporting person 757,192
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 4.4% (based upon the outstanding shares as indicated in Cybex International, Inc.’s most recent SEC filing)
14)	Type of reporting person (see instructions) IN

The Statement on Schedule 13-D dated May 23, 1997, as heretofore amended (the “Schedule 13-D”), is hereby further amended as follows:

Item 3 - Source and Amount of Funds or Other Consideration.

Approximately $784,088 was expended in the purchases of the shares of Cybex Common Stock made during the past 60 days, as described in Item 5 below. Such consideration was funded by means of available working capital.

Item 5 - Interest in Securities of the Issuer.

Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

“UME owns 4,222,461 shares of the Common Stock, representing 24.7% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in Cybex’s most recent available filing with the Securities and Exchange Commission).

“UMI owns 2,708,867 shares of the Common Stock, representing 15.8% of the outstanding Common Stock.

“John Aglialoro owns 775,149 shares of the Common Stock, including 20,000 shares which are presently exercisable or will become exercisable within 60 days, representing 4.5% of the outstanding Common Stock.

“Joan Carter owns 757,192 shares of the Common Stock, representing 4.4% of the outstanding Common Stock.

“Each of UME, UMI, Mr. Aglialoro and Ms. Carter possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

“Neither UM, UME, UMI, Mr. Aglialoro nor Ms. Carter nor, to the best of their respective knowledge, any of the persons listed on Schedule I to the Schedule 13-D beneficially owns any shares of the Common Stock, except (i) as listed above, (ii) 44,346 shares owned by Mr. Carll, (iii) options to acquire 87,500 shares held by Mr. Hicks, which are presently exercisable or will become exercisable within 60 days, and (iv) 15,346 shares owned by Mr. Hicks.

“UMI purchased, during the past 60 days, on the date and at the sale price indicated below, the following shares of Cybex Common Stock:

Date of Purchase	No. of Shares	Price Per Share
06/09/2010	637,470	$1.23

“UMI effected such purchases in market transactions by brokers acting on its behalf.

“Other than those purchases reported herein, no transactions in shares of Cybex Common Stock have been effectuated by any of UM, UME, UMI, Mr. Aglialoro or Ms. Carter during the past 60 days.”

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2010	/s/ John Aglialoro
John Aglialoro,
Individually and as Chairman,
UM Holdings Ltd., UM Equity Corp.
and UM Investment Corporation

/s/ Joan Carter
Joan Carter, Individually